

October 14, 2010

<u>Via U.S. Mail</u>

Shelley Guidarelli
President and Chief Executive Officer
Norman Cay Development Inc.
4472 Winding Lane
Stevensville, MI 49127

> **Re: Norman Cay Development Inc.**
> **Amendment No. 4 to Form S-1**
> **Filed October 14, 2010**
> **File No. 333-167284**

Dear Ms. Guidarelli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 20

First Year Operations, page 21

1.   We note your response to comment two from our letter dated September 10, 2010. We also note you have revised your disclosure to discuss the proximity of larger and more populous cities such as South Bend, Grand Rapids, and Chicago that surround Stevensville, Michigan and how your target customers may reside in those surrounding areas which, in turn, creates enormous market potential for you. However, since you now consider South Bend, Grand Rapids, and Chicago to contain target customers, please revise this section to discuss how your competitors in those areas may affect your operations. In this regard, please discuss how larger, more established competitors may affect your business. Also, revise the Competition section to discuss the affects of competing with cell phone stores in these areas.

Management's Discussion and Analysis, page 25

Liquidity and Capital Resources, page 25

2.   We note your response to comment four from our letter dated September 10, 2010. Please revise in the appropriate places (such as your Risk Factor section and you discussion under this section) to disclose what level of revenues you will need to generate to pay off the note. In this regard, please take into account your disclosure in the second to last paragraph on page 23 that you estimate the start-up costs to be between $26,000 and $38,300.

Directors, Executive Officers, Promoters and Control Persons, page 28

3.   We note your response to comment five from our letter dated September 10, 2010. Rule 405 states a promoter includes any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer. Please tell us why Mr. Ross has not indirectly taken the initiative in founding and organizing your business.

In this regard, we note your response states that he has provided capital to finance the start-up of your operations. More specifically, the disclosure at the bottom of page 25 states the note owed to Mr. Ross was used to finance professional fees and general operating costs, and the middle of page 26 states you spent $25,000 of the proceeds from this note in the three months ended July 31, 2010 to pay for legal and accounting fees to register this offering. Further, we note, in the last paragraph on page 15, the Use of Proceeds disclosure states you will use the proceeds of this offering to facilitate the development of your business including obtaining a wireless reseller's license. Please address these facts in explaining why Mr. Ross has not indirectly taken the initiative in founding and organizing your business.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

Sincerely,

 /s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

cc: Via facsimile to 619-330-1888
Wade D. Huettel, Esq.
Carrillo Huettel, LLP